SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

ROI Acquisition Corp.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

74966A104
(CUSIP Number)

Joel Rubinstein
McDermott Will & Emery LLP
340 Madison Ave.
New York, New York 10173-1922
(212) 547-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74966A104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,875,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,875,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,875,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ Excludes 281,250 shares forfeited following initial public offering (see Item 4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 19.98%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 74966A104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS ROIC Acquisition Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,875,000 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,875,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,875,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒Excludes 281,250 shares forfeited following initial public offering (see Item 4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 19.98%
14	TYPE OF REPORTING PERSON PN
(1) Until July 26, 2012.

CUSIP No. 74966A104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,87,000(1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,875,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,875,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒Excludes 281,250 shares forfeited following initial public offering (see Item 4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.98%
14	TYPE OF REPORTING PERSON CO
(1)  Beginning July 26, 2012

CUSIP No. 74966A104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,875,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,875,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,875,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ Excludes 281,250 shares forfeited following initial public offering (see Item 4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 19.98%
14	TYPE OF REPORTING PERSON IN

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, $0.0001 par value per share, (the "Common Stock"), of ROI Acquisition Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9 West 57th Street, New York, New York 10019.

Item 2.	IDENTITY AND BACKGROUND

(a)  This statement is filed by Clinton Group, Inc., a Delaware corporation ("CGI"), ROIC Acquisition Holdings LP, a Delaware limited partnership (the “Sponsor”), Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG") and George E. Hall ("Mr. Hall," and together with CGI, the Sponsor and CMAG, the "Reporting Persons").

(b)  The principal business address of CGI, the Sponsor and Mr. Hall is 9 West 57th Street, New York, New York 10019. The principal business address of CMAG is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

(c)  The principal business of CGI is to provide investment management services to private individuals and institutions, including CMAG. The principal business of the Sponsor is to serve as the founder of the Issuer.  The principal business of CMAG is to invest in securities.; CMAG’s investment and voting decisions are determined by CGI as its investment manager.  Mr. Hall is the Chief Investment Officer and President of CGI and is also the Chief Investment Officer and a Director of the Issuer.

(d)  During the last five years, none of the Reporting Persons has, nor to the best knowledge of the Reporting Persons have any of the individuals named in Schedule A, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, none of the Reporting Persons has, nor to the best knowledge of the Reporting Persons have any of the individuals named in Schedule A, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Hall is a citizen of the United States of America.  The name, citizenship, present principal occupation or employment and business address of each director and executive officer of CGI, the Sponsor and CMAG are set forth in Schedule A attached hereto.  To the best of the reporting persons’ knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any Common Stock.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the securities reported herein were derived from available working capital of the Reporting Persons.  The Sponsor paid the Issuer $25,000 for the Founder Shares and $3,125,000 for the Sponsor Warrants.   CMAG paid the Sponsor an aggregate of $21,739.13 for the Founder Shares and $3,058,175.24 for the Sponsor Warrants.

Item 4.	PURPOSE OF TRANSACTION

Pursuant to the terms of  a securities purchase agreement with the Issuer effective as of October 12, 2012 (the “Securities Purchase Agreement”), the Sponsor purchased 2,156,250 shares of Common Stock (the “Founder Shares”) for an aggregate purchase price of $25,000 in cash, or approximately $0.01 per share. Of those shares, 281,250 were forfeited in April 2012 because the underwriters in the Issuer’s initial public offering did not exercise the overallotment option. Up to an additional 551,471 Founder Shares may be forfeited pursuant to the terms of a letter agreement with the Issuer (the “Letter Agreement”) as follows: (1) 284,091 Founder Shares will be subject to forfeiture in the event the last sales price of the Issuer’s shares does not equal or exceed $15.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within at least one 30-trading day period within 5 years following the closing of the Issuer’s initial Business Combination and (2) the remaining 267,380 founder shares will be subject to forfeiture in the event the last sales price of the Issuer’s shares does not equal or exceed $12.50 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within at least one 30-trading day period within 5 years following the closing of the Issuer’s initial business combination.  On July 26, 2012, the Sponsor sold the Founder Shares to CMAG,  an affiliated entity, for $1,376,178.70.

          On February 29, 2012, for an aggregate price of $3,125,000, the Sponsor purchased 4,166,667 warrants (the “Sponsor Warrants”) in a private placement that closed simultaneously with the closing of the initial public offering.  Each Sponsor Warrant entitles the holder to purchase one share of Common Stock for $12.00 per share and is exercisable beginning on the later of one year after issuance and 30 days after the completion of the Issuer’s initial business combination and may be exercised on a cashless basis  The Sponsor Warrants will expire five years after the completion of the initial business combination or earlier upon redemption or liquidation.  The Sponsor Warrants (including the shares of common stock issuable upon exercise of the Sponsor Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by it until 30 days after the completion of the Issuer’s initial business combination (except, among other limited exceptions to officers and directors of the Issuer and other persons or entities affiliated with the Sponsor) and they are redeemable by the Issuer so long as they are held by the Sponsor or its permitted transferees.  Permitted transferees must agree to the same limitations on transfer.  On July 26, 2012, the Sponsor Warrants were sold by the Sponsor to CMAG, an affiliated company, for an aggregate of $3,058,175.20.

On February 14, 2012, the Issuer entered into a securities purchase option agreement (the “Securities Purchase Option Agreement”) with the Sponsor.  Pursuant to the Securities Purchase Option Agreement, in the event that the initial business combination is structured to require shareholder approval, the Sponsor has the option, in the Sponsor’s sole discretion, to purchase Units (of common stock and warrants) identical to those sold in the initial public offering  from the Issuer in a private placement (such Units, the “Sponsor Purchase Option Units”). The maximum aggregate purchase price shall equal (i) $15,000,000 minus (ii) the aggregate price of the open market purchases of shares of Common Stock made by the Sponsor during the period commencing two business days after the Issuer files a preliminary proxy statement relating to the Issuer’s business combination and ending on the business day immediately preceding the record date for the meeting of stockholders at which such business combination is to be voted on, or (iii) the aggregate tender offer price of the redemption of the shares of Common Stock conducted by the Sponsor under the tender offer rules in connection with the Issuer’s initial business combination without a stockholder vote.

The Sponsor is party to a registration rights agreement dated February 22, 2012 (the “Registration Rights Agreement”) with the Issuer. Pursuant to the Registration Rights Agreement, the holders of 25% in interest of the shares of Common Stock owned by the Sponsor (or its permissible transferees) and the officers and directors prior to the IPO (the “Insider Shares”), or Warrants issued privately in connection with the IPO (the “Placement Warrants”), shall be entitled to require the Issuer, on three occasions at any time after the date on which the Insider Shares or Placement Warrants, respectively, are released from lockup, to register the Insider Shares and Placement Warrants.  In addition, the holder of the Founder Shares and Sponsor Warrants and officers and directors of the Issuer have “piggyback” registration rights with respect to the Insider Shares and Placement Warrants commencing on the date on which the Insider Shares and Placement Warrants, respectively, are released from lockup.

On February 22, 2012, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor, and each of the officers and directors of the Issuer.  Pursuant to the Letter Agreement, the Sponsor returned to the Issuer for cancellation, at no cost, 281,250 Founder Shares, since the Underwriters did not exercise their over-allotment option to purchase an additional 1,125,000 share of Common Stock.  The forfeited shares are not included in the beneficial ownership of the Reporting Persons for purposes of this Schedule 13D.  The Letter Agreement is binding on CMAG as a permissible transferee of the securities held by the Sponsor.

Under the Letter Agreement, the Sponsor, the officers and directors of the Issuer and the Issuer agreed they will not propose any amendment to the Issuer’s Second Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer's obligation, as described in Section 9.2 thereof, to redeem the shares of Common Stock underlying the units sold in the Issuer’s initial public offering.

Also pursuant to the Letter Agreement, the Sponsor agreed that until the earlier of: (i) one year after the completion of the Issuer’s initial business combination or (ii) the date on which the Issuer consummates a subsequent liquidation, merger, share exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their Common Stock for cash, securities or other property (the “Lock-Up Period”), the Issuer, the Sponsor would not, except as described in the Registration Statement for the Issuer's initial public offering, (A) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to Founder Shares, or any shares of Common Stock comprising the Sponsor Purchase Option Units, (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Founder Shares, or the Common Stock comprising the Sponsor Purchase Option Units, whether any such transaction is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or (C) publicly announce any intention to effect any transaction specified in clause (A) or (B); provided, however, if the Issuer’s share price reaches or exceeds $12.50 (as the same may be adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period during the Lock-Up Period, 50% of each of the Founder Shares and the Common Stock comprising the Sponsor Purchase Option Units will be released from the lock-up and, if the Issuer’s share price reaches or exceeds $15.00 (as the same may be adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period during the Lock Up Period, the remaining 50% of the Founder Shares, and the Common Stock comprising the Sponsor Purchase Option Units shall be released from the lock-up.

Under the Letter Agreement, the Sponsor agreed to waive, with respect to any shares of the Common Stock held by it, any redemption rights it may have in connection with the consummation of a business transaction, including, without limitation, any such rights available in the context of a stockholder vote to approve such business transaction or in the context of a tender offer made by the Issuer to purchase shares of the Common Stock.  The Sponsor is entitled to redemption and liquidation rights with respect to any shares of the Common Stock (other than the Founder Shares) the Sponsor  holds if the Issuer fails to consummate a initial business combination within the allotted time period.

The foregoing summary of certain terms of the Securities Purchase Agreement, the Sponsor Warrants Purchase Agreement, the Securities Purchase Option Agreement, the Letter Agreement and the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are referenced as Exhibits 1-6. to this Schedule 13D.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock or warrants and, alone or with others, pursuing discussions with the management, the board of directors, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)  As described in Item 4, as of the close of business on January 15, 2013, CGI, Mr. Hall and CMAG may be deemed the beneficial owners of 1,875,000 shares of Common Stock representing approximately 19.98% of the outstanding Common Stock.  The Sponsor had beneficial ownership of such shares until July 26, 2012 when the securities were transferred to CMAG.  This does not include shares issuable upon exercise of the Sponsor Warrants because the Sponsor Warrants are not exercisable within the following 60 days.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon the 9,385,000 shares of Common Stock outstanding as of August 1, 2012 and October 1, 2012 as set forth in the Issuer’s Quarterly Reports on Form 10-Q for the quarters ended June 30 and September 30, 2012.  NOTE: the Reporting Persons’ beneficial ownership percentage has not changed since February 29, 2012 but the shares that were to be forfeited as a result of the underwriters’ failure to exercise the overallotment option were not yet reflected in the shares reported to be outstanding as of May 15, 2012 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.

(b)  By virtue of its control of the Sponsor, Mr. Hall shared the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 1,875,000 shares of Common Stock held by the Sponsor until July 26, 2012 when the shares were transferred to CMAG since which time he had the same beneficial ownership of the securities through CGI.  By virtue of its control of CMAG as its investment manager, CGI has the power to (i) vote or direct the voting of all of the 1,875,000 shares of Common Stock  and (ii) dispose or direct the disposition of all of the 1,875,000 shares of Common Stock held by CMAG.  By virtue of his control of the Sponsor, CGI and CMAG, Mr. Hall is deemed to have shared voting power and/or shared dispositive power with respect to all 1,875,000 shares of Common Stock reported in this Schedule 13D.

(c) Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock since 60 days prior to February 24, 2012..

(d)  No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Securities Purchase Agreement, the Sponsor Warrants Purchase Agreement, the Securities Purchase Option Agreement, the Registration Rights Agreement, and the Letter Agreement described in Exhibits 1-6 hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1
Securities Purchase Agreement, effective as of October 12, 2011, between the Issuer and ROIC Acquisition Holdings LP (filed as Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 SEC File No. 333-177340 filed November 11, 2011, and incorporated by reference herein).

2
Sponsor Warrants Purchase Agreement, dated as of October 13, 2011, between the Issuer and ROIC Acquisition Holdings LP (filed Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1 SEC File No. 333-177340 filed November 11, 2011, and incorporated by reference herein)..

3
Amendment to Sponsor Warrants Purchase Agreement, dated as of February 13, 2012, between the Issuer and ROIC Acquisition Holdings LP (filed as Exhibit 10.12 to Amendment  no. 3 to the Issuer’s Registration Statement on Form S-1 SEC File No. 333-177340 filed February 24, 2012, and incorporated by reference herein). .

4
Securities Purchase Option Agreement, dated as of February 14, 2012, between the Issuer and ROIC Acquisition Holdings LP (filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K dated March 6, 2012 and incorporated herein by reference.)

5
Registration Rights Agreement, dated as of February 22, 2012 among the Issuer, its officers and directors, GEH Capital Inc. and ROIC Acquisition Holdings LP  (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K dated March 6, 2012 and incorporated herein by reference.).

6
Letter Agreement, dated as of February 22, 2012, among the Issuer, its officers and directors, GEH Capital Inc. and ROIC Acquisition Holdings LP. (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K dated March 6, 2012 and incorporated herein by reference.)

7	Joint Filing Agreement, dated January 17, 2013.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 17, 2013

CLINTON GROUP, INC.

By: /s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

ROIC ACQUISITION HOLDINGS LP

By: /s/ George E. Hall
Name: George E. Hall
Title: Chief Executive Officer

CLINTON MAGNOLIA MASTER FUND, LTD.

By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George E. Hall
GEORGE E. HALL

SCHEDULE A
Directors and Officers of certain Filing Persons

CLINTON GROUP, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of CGI.  Each such person is a citizen of the United States of America.  The business address of each director and executive officer is 9 West 57th Street, 26th Floor, New York, New York 10019.

Name	Position
George Hall	Director and President
Francis A. Ruchalski	Director and Chief Financial Officer
John L. Hall	Director

CLINTON MAGNOLIA MASTER FUND, LTD.

The following sets forth the name, principal occupation and business address of each director of CMAG.  There are no executive officers of CMAG.  Each such person is a citizen of the United Kingdom.

Jane Fleming is a citizen of the United Kingdom. Her principal occupation is Client Accountant of Queensgate Bank & Trust Company Ltd. Her business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Dennis Hunter is a citizen of the United Kingdom. His principal occupation is Director of Queensgate Bank & Trust Company Ltd. His business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Roger Hanson is a citizen of the United Kingdom. His principal occupation is director of DMS Management Ltd. His business address is DMS Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands.

ROIC ACQUISITION HOLDINGS LP

The general partner is ROIC Acquisition Holdings GP LLC, of which the sole member is GEH Capital Inc. GEH Capital Inc is wholly owned by George E. Hall.

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE:  January 17, 2013

CLINTON GROUP, INC.

By: /s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

ROIC ACQUISITION HOLDINGS LP

By: /s/ George E. Hall
Name: George E. Hall
Title: Chief Executive Officer

CLINTON MAGNOLIA MASTER FUND, LTD.

By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George E. Hall
GEORGE E. HALL